EXHIBIT 12
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio amounts)

	2006	2005	2004	2003	2002
Income (loss) from continuing operations, before taxes	$2,566	$1,139	$163	$(10,590)	$(6,543)
Add (deduct):
Fixed charges	29,097	20,332	11,173	10,760	8,125
Capitalized interest	(318)	—	—	—	—
Minority interests	123	91	16	(1,319)	1,700
Equity in losses of affiliates	—	—	—	47	115
Distributions from affiliates	—	—	—	2,728	258

Adjusted earnings	$31,468	$21,562	$11,352	$1,626	$3,655

Fixed charges:
Interest expense	$28,500	$20,191	$11,091	$10,733	$8,087
Rent expense representative of interest factor	279	141	82	27	38
Capitalized interest	318	—	—	—	—

Total fixed charges	$29,097	$20,332	$11,173	$10,760	$8,125

Ratio of earnings to fixed charges	1.08	1.06	1.02	—	—
Deficiency of earnings to fixed charges	—	—	—	$(9,134)	$(4,470)